Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

December 18, 2012

Mr. Larry Spirgel Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	China Growth Equity Investment Ltd. Preliminary Proxy Statement on Schedule 14A Filed October 25, 2012 File No. 001-35192

Dear Mr. Spirgel:

On behalf of our client, China Growth Equity Investment Ltd., a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated November 21, 2012 (the “Staff’s Letter”) regarding the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 25, 2012. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Proxy Statement (the “Amended Schedule 14A”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Amended Schedule 14A that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Amended Schedule 14A.

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General

1.	Please revise the legend at the end of the letter to your shareholders to state that neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger or the merger agreement…and any representation to the contrary is a criminal offense, rather than unlawful..

Changes in response to the Staff’s Comment have been made to the legend in the letter to our shareholders in the Amended Schedule 14A.

Age of Financial Statements

2.	Please update the financial statements and other financial information in the filing to include the interim period ended September 30, 2012.

Changes in response to the Staff’s Comment have been made to the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Company, CDGC and Pingtan Fishing in the Amended Schedule 14A.

Questions and Answers, page 1

3.	Revise your first Q&A to disclose that investors will be investing in holding companies that do not directly own substantially all of their business operations in China, please make this clear in a prominent Q&A. It must be clear that the business you are describing is not the registrant’s business but is the business of its variable interest entities. Revise your disclosure throughout to comport with your “indirect controlling interest,” as described on pages 10 and 16.

Changes in response to the Staff’s Comment have been made to page 1 of the Amended Schedule 14A.

4.	Include a Q&A summarizing the dollar amount of the entirety of obligations of the companies and affiliates being acquired in this business combination, including all plans in writing, oral or otherwise agreed to, as may be contemplated by any and all arrangements. By way of example only, we note your Agreement with Fuzhou Hong Long Ocean Fishing Co., Ltd. described on page 130 with Mr. Xinrong Zhou’s Hong Long Company and the equity transfer for Pingtan Fishing’s three current subsidiaries to Mr. Shunqiang Zhou as contemplated in Exhibit F, “Restructuring.” Include a discussion related to the interests of the officers and directors and other affiliates, including, but not limited to VIE shareholders, of CDGC and Pingtan Fishing in the business combination. Prominently disclose all relationships and related parties. On a supplemental basis, please provide us with a chart of all of these obligations, including dollar amounts, timetables and related parties. Include the remaining beneficial owners of any related party entities discussed.

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Changes in response to the Staff’s Comment have been made to page 2 of the Amended Schedule 14A.

5.	Include a Q&A summarizing the dollar amount of current related party arrangements of the companies and affiliates being acquired in this business combination. By way of example only, we note one of the company’s Harvesting Operations, Transportation and Employees disclosure on pages 126 and 129 with Avona Mina Lestari (“Avona”) and its affiliates which operates a fishing base owned by Mr. Xinrong Zhou, the Chairman and CEO of CDGC and Pingtan Fishing, and its affiliates. Include a discussion related to the interests of the officers and directors and other affiliates, including, but not limited to VIE shareholders, of CDGC and Pingtan Fishing in the business combination. Prominently disclose all relationships and related parties. On a supplemental basis, please provide us with a chart of all these current obligations of the companies and affiliated being acquired in this business combination. Include the remaining beneficial owners of any related party entities discussed.

Changes in response to the Staff’s Comment have been made to page 2 of the Amended Schedule 14A.

Summary, page 9

6.	Please disclose in one location in the prospectus summary that the registrant is a holding company and clarify that your consolidated affiliated entities in the PRC are variable interest entities through which substantially all of your operations are performed. Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIEs in your financial statements. Disclose that, if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs’ financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Lastly, state here, that you rely on dividends and other fees paid to you by your subsidiaries and VIEs in China. State all amounts the existing subsidiaries have collected to date and what you may expect to collect from existing and contemplated entities going forward. Disclose that this does not mean that you are able to have unfettered access to the VIEs’ revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among other things.

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Changes in response to the Staff’s Comment have been made to page 10 of the Amended Schedule 14A.

7.	In order for investors to understand what your organizational structure will look like subsequent to the business combination and share exchange agreement, please include a corporate structure chart in this section to clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the chart.

Changes in response to the Staff’s Comment have been made to page 10 of the Amended Schedule 14A.

China Growth Equity Investment Ltd., page 9

8.	Please disclose the gross proceeds China Growth Equity Investment received in its initial public offering that are currently held in trust. We note your disclosure on page 65. Please also discuss that unlike most blank check companies, you were not required to consummate an initial business combination with a target whose fair market value is equal to at least 80% of the amount of money held in the trust account at the time of entry into a definitive agreement for a business combination. Finally, disclose that you were not required to obtain a controlling interest in a target.

Changes in response to the Staff’s Comment have been made to page 9 of the Amended Schedule 14A.

Officers and Directors of CGEI, page 13

9.	Briefly summarize the relationship each of the officers and directors referenced on page 13 that will serve as directors and executive officers of China Growth Equity Investment post-business combination, currently have with China Growth Equity Investment, China Dredging Group and Pingtan Fishing.

Changes in response to the Staff’s Comment have been made to page 13 of the Amended Schedule 14A.

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Market Price and Dividend Information, page 19

10.	Please revise your disclosure to state that CDGC is currently a publicly reporting company with its ordinary shares registered under Section 12(g) of the Exchange Act.

Changes in response to the Staff’s Comment have been made to page 19 of the Amended Schedule 14A.

Risk Factors, page 20

Risks Relating to the Business Combination, page 20

11.	We note that your board of directors did not seek a fairness opinion in connection with approving the merger agreement. Please discuss the risk that a lack of a fairness opinion may have on the number of shareholders demanding redemption, depleting trust funds and potentially impacting your ability to consummate the acquisition.

Changes in response to the Staff’s Comment have been made to page 21 of the Amended Schedule 14A.

12.	Please provide risk factor disclosure discussing that if you succeed in effecting the merger with CDGC, or another business combination, you may experience increased competition from the competitors of the target business and you may not have the resources or ability to compete effectively. We note your disclosure on page 66.

Changes in response to the Staff’s Comment have been made to page 21 of the Amended Schedule 14A.

Obtaining required regulatory approvals may prevent..., page 21

13.	Please describe the various actions that CGEI has agreed to take, conditioned on the closing, to the extent necessary to ensure satisfaction of certain conditions to the closing of the business combination relating to regulatory approvals.

Changes in response to the Staff’s Comment have been made to page 21 of the Amended Schedule 14A. As closing of the business combination is not conditioned upon regulatory approvals, the risk factor referenced in this Comment 13 has been removed.

The loss of CDGC’s or Pingtan Fishing’s key personnel..., page 21

14.	Please identify the key personnel referenced in this risk factor.

Changes in response to the Staff’s Comment have been made to page 21 of the Amended Schedule 14A.

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CGEI, CDGC and Pingtan Fishing will incur significant transaction and merger-related transition costs..., page 24

15.	Please quantify the estimated costs, if known and material.

Changes in response to the Staff’s Comment have been made to page 24 of the Amended Schedule 14A.

The Nasdaq Capital Market may delist CGEI’s securities..., page 32

16.	Please explain the basis for your statement that your securities may be delisted from the NASDAQ Capital Market, and thus require you to file a new listing application.

Changes in response to the Staff’s Comment have been made to page 32 of the Amended Schedule 14A.

CDGC may be required to obtain prior..., page 39

17.	State Mr. Xinrong Zhou’s citizenship. State the name of PRC counsel whose opinion is referenced and disclose the basis of its advice that the Regulations of Security Review do not apply to CDGC or the series of transactions CDGC previously consummated to establish CDGC’s current corporate structure, fully discussing the mandate that “the Regulations of Security Review shall not be substantially evaded by VIE control or any other methods.”

Changes in response to the Staff’s Comment have been made to page 39 of the Amended Schedule 14A.

Due to various restrictions under PRC laws..., page 40

18.	Please disclose CDGC’s registered capital and include whether the allocations CDGC has made to date complies with the applicable PRC laws and regulations. To the extent the company has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of non-compliance.

Changes in response to the Staff’s Comment have been made to page 40 of the Amended Schedule 14A.

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If the PRC government determines that CDGC’s contractual arrangements..., page 40

19.	Revise your disclosure to comport with your “indirect controlling interest,” as described on pages 10 and 16. We also note similar disclosure on page 95.

Changes in response to the Staff’s Comment have been made to page 41 of the Amended Schedule 14A.

If SAFE determines that its foreign exchange regulations .. . ., page 42

20.	Discuss the days on mainland for which Mr. Zhuo may stay before these SAFE regulations apply and disclose how Mr. Zhuo complies with these requirements.

Changes in response to the Staff’s Comment have been made to page 42 of the Amended Schedule 14A. The Company respectfully advises the Staff that it believes SAFE regulations apply to persons who “habitually reside” in the PRC rather than prescribing a fixed number of days, and it has revised the disclosure accordingly.

Risks Relating to CDGC’s Securities, page 47

21.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Changes in response to the Staff’s Comment have been made to page 47 of the Amended Schedule 14A.

Risks Related to Pingtan Fishing’s Business, page 49

Pingtan Fishing’s business may suffer if it does not attract and retain talented personnel, page 51

22.	Please identify the key personnel of Pingtan Fishing referenced in this risk factor.

Changes in response to the Staff’s Comment have been made to page 51 of the Amended Schedule 14A.

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The consummation of the acquisition contemplated by the Pingtan Fishing..., page 54

23.	Expand your disclosure to explain how, in light of restrictions on foreign ownership in shipping in PRC waters and the Circular of the General Office of the State Council on the Establishment of Security Review discussed herein, Mr. Zhuo is permitted to control the ships used in CDGC and Pingtan Fishing operations. Disclose your plans to apply to MOFCOM and any other PRC authorities for operations in PRC waters and other approvals discussed in this risk factor, discussing all relevant PRC laws, rules, regulations and circulars and the relevant authorities. We note that Mr. Zhuo is not a PRC citizen.

Changes in response to the Staff’s Comment have been made to pages 41 and 54 of the Amended Schedule 14A.

Security Ownership of Certain Beneficial Owners..., page 78

24.	Please disclose the persons or persons with sole or shared voting power and/or investment power over the shares beneficially owned by each legal entity.

Changes in response to the Staff’s Comment have been made to page 79 of the Amended Schedule 14A. We have included in the disclosure the information such holder has filed in its Schedule 13G and, with regard to footnotes 4, 5 and 7, requested the additional information from the beneficial owner. To date, the Company has not received clarification regarding how the voting and investment power is divided. Such information is not included in the holders’ Schedule 13G and the Company may be unable to obtain it.

Certain Relationships, Related Transactions and Director Independence, page 79

25.	Please further explain the business purpose of the $390,000 advancement authorized by your board of directors to your sponsor, Chum Capital Group, on October 15, 2011. We note your disclosure that the advance will be used to fund your operating expenses. However, we note your operating expenses have been minimal to date. Please advise.

The Company serves as a vehicle for the acquisition of an operating business in the PRC. Most of the operating costs incurred are required to be paid in RMB. Given that the Chinese currency was appreciating against the U.S. dollar at the time of the fund transfer, the board of the Company decided to transfer $390,000 to Chum Capital Group Limited, which is the Company’s sponsor and also one of its initial shareholders, to reduce any potential losses to be incurred. As of September 30, 2012, this advance was used up to pay off fees mainly including administration fees to Chum Capital Group Limited, legal fees to Reed Smith LLP and Newmeyer & Dillion LLP, fees of auditing services provided by Crowe Horwath LLP, and fees of background checking services provided by Granite Intelligence LLC. The Company has revised page 80 of the Amended Schedule 14A in response to the Staff’s comment.

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Information about China Dredging Group Co., Ltd., page 81

26.	We note your disclosure on page 82 that “CDGC is in the process of establishing contractual arrangements for Pingtan Zhuoying and Pingtan Xingyi.” Please explain the relationship of Pingtan Zhuoying and Pingtan Xingyi to CDGC and Pingtan Fishing.

Changes in response to the Staff’s Comment have been made to page 81 of the Amended Schedule 14A.

27.	Please provide disclosure discussing the business operations of Master Gold Corporation Limited. We note your organizational chart on page 82 indicates that CDGC has a 100% ownership in Master Gold Corporation Limited. Include the same revised disclosure for Pingtan Zhuo Ying Dredging Engineering Construction Co., Ltd., shown as 100% owned by Master Gold, and Pingtan XingYi Port Service Co., Ltd., shown as 100% owned by Wonder Dredging Engineering LLC.

Changes in response to the Staff’s Comment have been made to page 81 of the Amended Schedule 14A.

28.	Please clarify on the organization chart, all abbreviated names, e.g., “Fujian Service,” with the full names, e.g. Wonder Dredging Engineering LLC is stated as Fuzhou Wonder Dredging LLC in the Equity Pledge Agreement, and footnotes to the organization chart providing the entirety of natural persons owning each entity and any relationships.

Changes in response to the Staff’s Comment have been made to page 82 of the Amended Schedule 14A.

Private Placement, page 83

29.	Discuss the business purpose of the fees paid to Chardan.

Changes in response to the Staff’s Comment have been made to page 83 of the Amended Schedule 14A.

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Equity Interest Pledge Agreement, page 84

30.	Disclose whether the Equity Pledge Agreement was registered with the Fuzhou AIC within 30 days upon the execution of the agreement, as required by the equity pledge agreement, and the date of such registration.

Changes in response to the Staff’s Comment have been made to page 84 of the Amended Schedule 14A.

Liquidity and Capital Resources, page 102

31.	Please explain your reference to “in the future” when discussing when cash generated by Fujian Service will be moved to other companies by a combination of the repayment of intercompany loans owed to CDGC or other subsidiaries, or by payment to Fujian WangGang as entitled under the Contractual Management Agreement.

Under the Contractual Management Agreement, Fujian Service is required to pay Fujian WangGang all of its net income. Therefore, in the future, cash generated by Fujian Service will be moved mainly to Fujian WangGang upon demand. Fujian WangGang will make a decision, based on a variety of factors, such as the operating needs of Fujian Service, whether or not to move the cash from Fujian Service.

Information About Pingtan Fishing, page 123

Organization and Business Operations, page 123

32.	We note Pingtan Fishing's current equity interest owners are Honghong Zhuo and Zhiyan Lin. Honglong Zhuo is the daughter of Xinrong Zhuo and Zhiyan Lin is father-in-law of Xinrong Zhuo. We also note that pursuant to a Family Agreement executed on November 23, 2004, among Xinrong Zhuo and his certain family members (the “Family Members”), including Longjie Zhuo, Lifei Zeng and Zhiyan Lin, each of the Family Members delegates Xinrong Zhuo to be the sole decision maker of Pingtan Fishing and Xinrong Zhuo shall be responsible for all of Pingtan Fishing’s operation and management, including financial management. The Family Agreement further provides that Xinrong Zhuo shall be the sole decision maker with regard to all Pingtan Fishing’s operations and management, even when a non-Family Member is entrusted with equity interest in Pingtan Fishing by a Family Member. Since Mr. Zhuo will be the controlling shareholder of CGEI at the time of the acquisition and in view of the relationship between Mr. Zhuo and Pingtan Fishing’s shareholder tell us how you considered whether the powers of attorney and the other agreements that the WFOE will enter with the shareholders of Pingtan Fishing are substantive. In this regard please provide the information requested in comments 44, 45, and 46 below.

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The Company considers the VIE agreements to be substantive. The Company believes that it is clear from the agreements that, if operative and enforced, control of the VIE and the economic benefits belong entirely to the WFOE. The agreements provide multiple, redundant layers of protection to ensure that control and economic benefits belong to Merchant Supreme, and hence eventually to CGEI.

The Company believes the agreements to be enforceable. Regarding enforcement of the agreements, the management of the WFOE has a responsibility under PRC law to act pursuant to the decisions of its shareholder which would include enforcing the WFOE’s rights under the VIE agreements. Further, PRC laws protect the rights of the parties of a legal contract to enforce their rights underlying such contract. The management of Prime Cheer Corporation Ltd. has a fiduciary responsibility under Hong Kong law to act in the best interests of Prime Cheer Corporation Ltd and its shareholder in assuring that the WFOE acts in accordance with the interests of Prime Cheer Corporation Ltd and its shareholder. The directors of Merchant Supreme have a fiduciary responsibility under BVI law to act in the best interests of Merchant Supreme. Various parties other than management have standing to enforce the adherence to these fiduciary responsibilities.

For the legal owners of Pingtan Fishing to divert assets to their own use in violation of the agreements would likely be a criminal act. Changing the agreements would be subject to the WFOE’s, its parent’s and ultimate parent’s final decisions. Subject to the decision of its parent company, the management of the WFOE has the power, although not the right, to amend the agreements to be more favorable to the related party owners.

Below is corresponding information to that requested for the CDGC WFOE and VIE in comments 44, 45, 46:

a) How the board of directors of Merchant Supreme was appointed and the process for terminating, appointing and compensating board members

In accordance with the Memorandum and Articles of Association of Merchant Supreme (the "Articles"), the first directors of the company were appointed by the first registered agent within 6 months of the date of incorporation of the company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors.

No person shall be appointed as a director, or nominated as a reserve director, unless he has consented in writing to be a director or to be nominated as a reserve director. The minimum number of directors shall be one and there is no maximum number.

Each director holds office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

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A director may be removed from office,

a)	with or without cause, by Resolution of Shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the shareholders of Merchant Supreme entitled to vote; or

b)	with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director;

A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under applicable law.

The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

If Merchant Supreme only has one shareholder who is an individual and that shareholder is also the sole director of the company, the sole shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the company as a reserve director of the company to act in the place of the sole director in the event of his death.

The nomination of a person as a reserve director of Merchant Supreme ceases to have effect if:

a)	before the death of the sole shareholder/director who nominated him,

(i)	he resigns as reserve director, or

(ii)	the sole shareholder/director revokes the nomination in writing; or

b)	the sole shareholder/director who nominated him ceases to be able to be the sole shareholder/director of the Company for any reason other than his death.

The directors may, by Resolution of Directors, fix the compensation of directors with respect to services to be rendered in any capacity to Merchant Supreme.

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b) Whether the board votes on termination of a board member and whether the board member subject to such vote is entitled to vote

Pursuant to the Articles, a director may be removed from office,

a)	with or without cause, by Resolution of Shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the shareholders of the company entitled to vote; or

b)	with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

The Articles do not expressly state whether the director in question would be entitled to vote on a resolution regarding his/her removal.

c) how the decisions that most significantly affect the economics of the VIE and its subsidiaries are made;

For major financial and operational decisions, such as additions and disposal of vessels, Mr. Xu Jiang will perform basic feasibility study and then submit a proposal to the Merchant Supreme’s board of directors for approval. For supplies, Merchant Supreme and the VIE have similar controls in place. For the day to day operation, the site management of Pingtan Fishing generates reports on a daily basis regarding the progress of fishing (i.e., the volume of fishing, sales, costing, etc.) and such reports shall be sent to the management team of Pingtan Fishing for monitoring.

d) identify for us the officers of the WFOE and the VIE and tell us how they can be removed and replaced;

According to the Articles of Association of Pingtan Fishing Co. (the “VIE”), the institution of decision making of the VIE is the board of members, which currently consists of Ms. Honghong Zhuo and Mr. Zhiyan Lin. The executive director of the VIE is Mr. Qixing Chen who is appointed by the board of members of the VIE to serve for three years. After such three year term, he may be reappointed by the board of members of the VIE for consecutive terms. The general manager of VIE is Mr. Qixing Chen, who is appointed by the board of members of VIE.

In November 2012, Ms. Honghong Zhuo and Mr. Zhiyan Lin executed an irrevocable power of attorney granting to the WFOE or its designees the power to vote, pledge or dispose of all equity interests in the VIE. Pursuant to such power of attorney executed by the shareholders of the VIE, the power of appointment of the executive director /directors and the senior management of the VIE has been granted to the WFOE.

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According to the Articles of Association of WFOE, the executive director and legal representative is Mr. Xu Jiang, who is appointed and designated by its shareholder, Prime Cheer Corporation Limited (“Prime Cheer”), the wholly-owned subsidiary of Merchant Supreme. Prime Cheer shall make the decision of the removal or replacement of the executive director of WFOE. The term of the executive director shall be three years after the appointment by Prime Cheer and he may be reappointed to serve in that office for consecutive terms. The general manager of the WFOE is Mr. Xu Jiang, who is appointed by the Prime Cheer. The term of the general manager is three years after he is appointed and he may be reappointed to serve in that office for consecutive terms.

e) how the VIE board of directors was appointed and how the directors can be removed or appointed;

Prime Cheer, the wholly-owned subsidiary of Merchant Supreme, has the power to appoint or remove the executive director of the VIE. The executive director of the VIE is its sole director. According to its Articles of Association, the decision making authority of VIE is the board of members which has the power to appoint or replace its executive director. According to the WFOE’s Articles of Association, Prime Cheer, its sole shareholder, has the power to decide all of the significant matters of the WFOE.

In November 2012, a Contracted Management Agreement (the “Management Agreement”) was executed among the WFOE, Ms. Honghong Zhuo, Mr. Zhiyan Lin and the VIE. The Management Agreement provides that the WFOE and/or its designees shall take full charge of the business operations of the VIE. At the same time, the shareholders of Pingtan Fishing, Ms. Honghong Zhuo and Mr. Zhiyan Lin executed an irrevocable power of attorney granting the WFOE and its designees with the sole and exclusive power of substitution, to exercise the rights of shareholders, including but not limited to the right of designating, appointing and nominating the legal representative, directors, supervisors, general manager and other senior officers of the VIE. Therefore, Prime Cheer has the power to appoint or remove the executive director of the VIE.

f) describe Mr. Zhuo’s involvement in the purpose and design of the VIE as it was formed, as well as how he can be removed as officer and board member of CGEI, the WFOE and the VIE;

Mr. Zhuo participated in the overall planning and designed the whole process of the Pingtan Fishing’s VIE structure, which was the first step in the transition from familial management to standardized management. Mr. Zhou is not currently an officer or board member of either the VIE or the WFOE.

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g) any relationship between Mr. Zhuo and vendors, employees and/or others that would significantly impact the VIE operations if he were not involved.

There is no relationship between Mr. Zhuo and vendors, employees and/or others that would significantly impact the VIE operations if he were not involved.

h) whether there is a suitable replacement for Mr. Zhuo.

Mr. Qing Lin would be a suitable replacement for Mr. Zhuo.

Further please describe what would happen if the VIE shareholders collectively of individually disagree with the actions of the board of directors of CGEI In this regard, help us understand in substance what the VIE shareholders could do that the board of directors of CGEI cannot prevent.

The shareholders of Pingtan Fishing, Honghong Zhuo and Zhiyan Lin , have executed a series of variable interest entity agreements (“Pingtan VIE Agreements”) which enable CGEI to exercise effective control over Pingtan Fishing and its subsidiaries. The shareholders of Pingtan Fishing have obligations to abide by and perform in accordance with the Pingtan VIE Agreements, although they may disagree with the actions made by the board of directors of CGEI. In the event the shareholders of Pingtan Fishing breach the Pingtan VIE Agreements, CGEI may have to rely on legal remedies, and in the event it suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, the board of directors of CGEI may not be able to effectively prevent the shareholders of Pingtan Fishing from harming the interests of Pingtan Fishing, it subsidiaries and CGEI.

Please tell us who the legal representative of the VIE Pingtan Fishing Co. is and whether he or she has any unilateral rights over the significant activities of the VIE.

According to the Articles of Association of Pingtan Fishing Co. (the “VIE”), the institution of decision making of the VIE is the board of members, which currently consists of Ms. Honghong Zhuo and Mr. Zhiyan Lin. The executive director and legal representative of the VIE is Mr. Qixing Chen who is appointed by the board of members of the VIE to serve for three years. After such three year term, he may be reappointed by the board of members of the VIE for consecutive terms. The general manager of VIE is Mr. Qixing Chen, who is appointed by the board of members of VIE.

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In November 2012, Ms. Honghong Zhuo and Mr. Zhiyan Lin executed an irrevocable power of attorney granting to the WFOE or its designees the power to vote, pledge or dispose of all equity interests in the VIE. Pursuant to such power of attorney executed by the shareholders of the VIE, the power of appointment of the executive directors and the senior management of the VIE has been granted to the WFOE.

Currently, Mr. Qixing Chen is the executive director and legal representative of the VIE, which position has been confirmed by the WFOE. Subject to the final decision of WFOE and the parent company of WFOE, Mr. Qixing Chen has the right to enact the proposal of certain significant activities of the VIE, such as the proposal of the profit distribution or deficit recover. However he has no unilateral rights over the significant activities of the VIE.

33.	Please discuss more about the business purpose of the payment by the WFOE of an annual fee to Pingtan Fishing “as consideration for its business management services.” We are unaware of WFOEs generally paying fees such as this to its VIEs. Disclose exactly how the annual fee will be calculated.

Changes in response to the Staff’s Comment have been made to page 126 of the Amended Schedule 14A.

34.	Please highlight in your organizational chart that Pingtan Fishing does not currently own the three subsidiaries as currently depicted.

Part of the reorganization contemplated by the Pingtan Fishing Share Purchase Agreement has been completed and Pingtan Fishing does currently own the three subsidiaries depicted.

Liquidity and Capital Resources, page 145

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011, page 146

35.	We note that net increase in due from related parties increased by $35.8 million. Please disclose in detail why cash paid to related parties increased significantly during the six months ended June 30, 2012.

Changes in response to the Staff’s Comment have been made to page 147 of the Amended Schedule 14A.

36.	Please disclose information regarding your current debt and debt obligations, and ability to meet debt covenants. Discuss how you plan to pay your debt and interest obligations in the next 12 months and in the long term. Please include debt and interest obligations in your table of contractual obligations.

Changes in response to the Staff’s Comment have been made to pages 148 and 150 of the Amended Schedule 14A.

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The Business Combination, page 162

Background of the Business Combination, page 162

37.	Please revise your background discussion to provide a detailed explanation of how you determined the Exchange Ratio, and the amount and type of consideration, and any related negotiations between you and CDGC and Pingtan Fishing. This includes providing disclosure related to how your management determined the fair market value of CDGC and Pingtan Fishing, thereby determining the Exchange Ratio and share exchange ratio for each transaction. Discuss how your management determined the valuation method was an appropriate method for valuing CDGC and Pingtan Fishing.

Changes in response to the Staff’s Comment have been made to pages 162-164 of the Amended Schedule 14A.

38.	Please explain your reference to the co-manager of CGEI as being Morgan Joseph TriArtisan LLC. Please disclose the person or persons with sole or shared voting power and/or investment power over this legal entity. Please discuss this entity’s role in the negotiations between CGEI, CDGC and Pingtan Fishing.

Changes in response to the Staff’s Comment have been made to page 162 of the Amended Schedule 14A. Morgan Joseph TriArtisan LLC was incorrectly disclosed as CGEI’s co-manager on page 162 of the Proxy Statement, however, Morgan Joseph TriArtisan LLC only acted as co-manager for CGEI’s IPO. The disclosure has been corrected. Since Morgan Joseph TriArtisan LLC does not co-manage the Company, the Company did not include disclosure regarding the voting and investment power of the Morgan Joseph TriArtisan LLC.

39.	Further explain your statement that in order to strengthen confidence of existing and potential investors in the deal, Mr. Zhuo decided to include Pingtan Fishing in the business combination with CGEI. Please discuss which existing and potential investors you are referencing and explain why Mr. Zhuo believed adding Pingtan Fishing to the transaction would “strengthen confidence” in investors.

Changes in response to the Staff’s Comment have been made to page 162 of the Amended Schedule 14A.

Recommendation of the CGEI Board; CGEI’s Reasons for the Business Combination, page 164

40.	Please expand your discussion of the negative factors considered by your board in association with the business combination to discuss specific examples. For example, explain the specific adverse general economic conditions that were considered and also the various interests of CGEI’s principal shareholders, executive officers and directors that were considered by the board to be negative factors.

Changes in response to the Staff’s Comment have been made to page 166 of the Amended Schedule 14A.

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Interests of Officers and Directors in the Business Combination, page 166

41.	Please revise your disclosure to also provide a discussion related to the interests of the officers and directors of CDGC and Pingtan Fishing in the business combination.

Changes in response to the Staff’s Comment have been made to page 167 of the Amended Schedule 14A.

The Agreements, page 170

42.	We note your statement that the summary describes “certain” material provisions of the merger agreement. Please remove the suggestion that this section is not materially complete.

Changes in response to the Staff’s Comment have been made to page 171 of the Amended Schedule 14A.

Unaudited Pro Forma Condensed Combined Financial Data, page 193

43.	We note your disclosure on page F-138 that the consummation of the share purchase agreement between the sellers of Pingtan Fishing and CGEI is subject to satisfaction of various conditions including the completion of the reorganization plan. Also we note that Xinrong Zhuo have arranged for the repayment of 70% of the net amount resulting from the Due from (to) related parties as of September 30, 2012 and his agreement to arrange the repayment of the remaining 30%. It appears to us that you should revise the pro forma presentation to give effect to these transactions. In this regard please revise to include a pro forma subtotal before the acquisition of Pingtan Fishing followed by a column of adjustments related to the Pingtan Fishing acquisition only

Changes in response to the Staff’s Comment have been made to pages 17, 195 and 196 of the Amended Schedule 14A.

44.	We note that if the merger agreement is consummated, Xinrong Zhuo will own approximately 57.4% of the common stock of CGEI. Please refer to the disclosures on page F-14 in connection with the consolidation of the Wonder Dredging (the VIE) and its subsidiary by the WOFE. We note that you concluded that Fujian WangGang has the power to direct the activities of Wonder Dredging because the powers of attorney give Fujian WangGang all power to control the activities of Wonder Dredging and its subsidiary, Fujian Service. Also we note that Qing Lin and Panxing Zhuo, the shareholders of Wonder Dredging, are immediate family members of Xinrong Zhuo, the controlling shareholder of CDGC and CGEI. In view of the relationship between Mr. Zhuo and the shareholders of the VIE, tell us how you considered whether the powers of attorney and the other agreements entered between Fujian WangGang (the WOFE) and Wonder Dredging (the VIE) and its shareholders are substantive. To help us evaluate your conclusion, please provide us the following information:

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The Company considers the VIE agreements to be substantive. The Company believes that it is clear from the agreements that, if operative and enforced, control of the VIE and the economic benefits belong entirely to the WFOE. The agreements provide multiple, redundant layers of protection to ensure that control and economic benefits belong to CDGC, and hence eventually to CGEI.

The Company believes the agreements to be enforceable. Regarding enforcement of the agreements, the management of the WFOE has a responsibility under PRC law to act pursuant to the decisions of its shareholder which would include enforcing the WFOE’s rights under the VIE agreements. Further, PRC laws protect the rights of the parties of a legal contract to enforce their right underlying such contract. The management of China Dredging HK has a fiduciary responsibility under Hong Kong law to act in the best interests of China Dredging HK and its shareholder in assuring that the WFOE acts in accordance with the interests of China Dredging HK and its shareholder. The directors of CDGC have a fiduciary responsibility under BVI law to act in the best interests of CDGC. Various parties other than management have standing to enforce the adherence to the fiduciary responsibilities.

For the legal owners of Wonder Dredging to divert assets to their own use in violation of the agreements would likely be a criminal act. Changing the agreements would be subject to the WFOE’s, its parent’s and ultimate parent’s final decisions. Subject to the decision of its parent company, the management of the WFOE has the power, although not the right, to amend the agreements to be more favorable to the related party owners. This is not substantively different from the power, although not the right, management would have, if Fujian Service were wholly owned by the WFOE, to sell a 50% interest in Fujian Service to a related party for a nominal price.

a)	how the board of directors of CGEI will be appointed and the process for terminating, appointing and compensating board members;

In accordance with the terms of the Merger Agreement, the Board of Directors of CGEI after the merger is consummated will initially consist of seven (7) members, with five (5) members, (two (2) of whom shall be independent directors) designated by the shareholders of China Dredging Group Co., Ltd., who shall include Mr. Zhuo, Bin Lin, Lin Bao, Yeiliang Zhou and Xengbiao Zhu; two (2) members, (each of whom shall be an independent director) designated by CGEI who shall include Xuesong Song and Jin Shi.

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The directors will be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. The Class A Directors shall stand elected for a term expiring at CGEI’s first annual general meeting, the Class B directors shall stand elected for a term expiring at CGEI’s second annual general meeting and the Class C directors shall stand elected for a term expiring at CGEI’s third annual general meeting. Commencing at CGEI’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the articles), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

CGEI may appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director by an “Ordinary Resolution”, which can be passed by a simple majority of the members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, or by unanimous written resolution.

The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Articles as the maximum number of directors.

The office of a director shall be vacated if:

•	he gives notice in writing to CGEI that he resigns the office of director; or

•	if he absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

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•	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

•	if he is found to be or becomes of unsound mind; or

•	if all the other directors of CGEI (being not less than two in number) resolve that he should be removed as a director.

The compensation to be paid to the directors, if any, is determined by the directors. The directors are entitled to payment for all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the board or board committees or general meetings of the CGEI, or separate meetings of the holders of any class of share debentures of the company, or otherwise in connection with the business of the CGEI, or to receive a fixed allowance in respect thereof as may be determined by the directors, or a combination partly of one such method and partly the other. The directors may by resolution approve additional remuneration to any director for any services other than his ordinary routine work as a director. Any fees paid to a director who is also counsel or solicitor to the CGEI or otherwise serves it in a professional capacity shall be in addition to his remuneration as a director. Any fees paid to a director who is also counsel or solicitor to the CGEI, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a director.

b)	whether the board will vote on termination of a board member and whether the board member subject to that vote will be entitled to vote;

The termination by a board member is generally made through a resolution passed by a majority of the members (see above response to Comment 44 (a)), however a director may also be removed if all the other directors of CGEI (being not less than two in number) resolve that he should be removed as a director. The Memorandum and Articles of Association of CGEI do not expressly state whether the director in question would be entitled to vote regarding such termination.

c)	how the decisions that most significantly affect the economics of the VIE and its subsidiaries are made;

For major financial and operational decisions, such as additions and disposal of vessels, Mr. Qing Lin will first perform feasibility study and then will make a proposal to CDGC’s board of directors for approval. For revenue, CDGC and the VIE have a list of approved customers, range of acceptable bidding prices and completion periods (within 3 months). These are reviewed periodically Mr. Qing Lin, usually once quarterly. For supplies, CDGC and the VIE have similar controls in places. For the day-to-day operations, the on-site management of Fujian Service generates reports on a daily basis regarding the progress of dredging (i.e., volume dredged, percentage completion, costing, etc.) and such reports are sent to the management team of Fujian Service for monitoring.

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d)	identify for us the officers of the WFOE and the VIE and tell us how they can be removed and replaced;

According to the Articles of Association of the VIE, the VIE’s decision making body is the board of members, which currently consists of Mr. Qing Lin and Mr. Panxing Zhuo. The executive director and legal representative of the VIE is Mr. Qing Lin who is appointed by the board of members of the VIE to serve for three years. After such three year term, he may be reappointed by the board of members of the VIE for another three years. The general manager of VIE is Mr. Qing Lin, who is appointed by the board of members of VIE.

In June 2010, the VIE executed an irrevocable power of attorney granting to the WFOE or its designees the power to vote, pledge or dispose of all equity interests in Fujian Service that the VIE holds. At the same time, Mr. Qing Lin and Mr. Panxing Zhuo executed irrevocable powers of attorney granting to the WFOE or its designees the power to vote, pledge, or dispose of all equity interests in the VIE, and to appoint directors and senior management of VIE. Pursuant to such power of attorney executed by the VIE and the members of the VIE, the power of appointment of the executive director /directors and the senior management of the VIE has been granted to the WFOE.

According to the Articles of Association of the WFOE, its executive director and legal representative is Mr. Qing Lin, who is appointed and designated by China Dredging HK, a wholly-owned subsidiary of CDGC. China Dredging HK shall make the decision of the removal or replacement of the executive director of WFOE. The term of the executive director shall be three years after the appointment by China Dredging HK and he may be reappointed to serve at his office for consecutive terms. The general manager of the WFOE is Mr. Qing Lin, who is appointed by the executive director of the WFOE. The term of the general manager is three years after he is appointed by the executive director and he may be reappointed to serve at his office for consecutive terms.

e)	how the VIE board of directors was appointed and how the directors can be removed or appointed;

Pursuant to the powers of attorney executed by the VIE and the members of VIE, the power of appointment of the executive director and directors of the VIE has been granted to the WFOE.

According to the Articles of Association of WFOE, the executive director and legal representative of WFOE is appointed and designated by China Dredging HK, an wholly-owned subsidiary of CDGC. China Dredging HK shall make the decision of the removal or replacement of the executive director of WFOE. The general manager of the WFOE is appointed by the executive director of the WFOE. China Dredging HK has the power to make the decision on the business policy and investment plan of the WFOE. The executive director of the WFOE has the power to make the decision of the business plan and the investment project of the WFOE.

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f)	describe Mr. Zhuo’s involvement in the purpose and design of the VIE as it was formed, as well as how he can be removed as officer and board member of CGEI, the WOFE and the VIE;

Mr. Zhuo participated in the overall planning and designed the whole process of the CDGC VIE structure. This was the first step in the transition from familial management to standardized management.

With respect to the removal of Mr. Zhuo as a director of CDGC, see the Company’s response to Comment 49(j). Mr. Zhuo may be removed as an officer of CDGC by a Resolution of Directors. The Memorandum and Articles of Association of CDGC provides that an officer shall remain in office until removed by the directors, whether or not a successor is appointed. Mr. Zhou is not currently an officer or board member of either the VIE or the WFOE.

g)	any relationship between Mr. Zhuo and vendors, employees and/or others that would significantly impact the VIE operations if he were not involved.

There is no relationship between Mr. Zhuo and vendors, employees and/or others that would significantly impact the VIE operations if he were not involved.

h)	whether there is a suitable replacement for Mr. Zhuo.

Qing Lin would be a suitable replacement for Mr. Zhou.

45.	Further please describe what would happen if the VIE shareholders collectively of individually disagree with the actions of the board of directors of CGEI In this regard, help us understand in substance what the VIE shareholders could do that the board of directors of CGEI cannot prevent.

The VIE shareholders have executed the VIE agreements which enable CGEI to exercise effective control over Wonder Dredging and Fujian Services. The VIE shareholders have obligations to abide by and perform in accordance with the VIE agreements, although they may disagree with the actions made by the board of directors of CGEI. But as discussed in the Risk Factors section, if the VIE shareholders breach the VIE agreements, CGEI may have to rely on legal remedies, and in the event it suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, the board of directors of CGEI may not be able to effectively prevent the VIE shareholder from harming the interests of Wonder Dredging, Fujian Services and CGEI.

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46.	Please tell us who the legal representative of the VIE is and whether he or she has any unilateral rights over the significant activities of the VIE.

The legal representative of the VIE is Mr. Qing Lin. According to PRC Companies Law, the organ of power of the VIE is the board of members. Because both of the shareholders of the VIE, Mr. Qing Lin and Mr. Panxing Zhuo, as well as the VIE’s decision making body Wonder Dredging itself, have granted the WFOE or its designees the right to exercise the shareholders’ power of the VIE, Mr. Qing Lin does not have unilateral rights over the significant activities of the VIE in his positions as its legal representative or shareholder.

However, Mr. Qing Lin is the executive director and legal representative of the WFOE. He is appointed and designated by China Dredging HK, the wholly-owned subsidiary of CDGC. According to the Articles of Association of WFOE, China Dredging HK shall make the decision to remove or replace the executive director of the WFOE. Further, China Dredging HK has the power to make the decision on the business policy and investment plan of the WFOE. Mr. Qing Lin, as the executive director of the WFOE, has the power to direct the business plan and the investment projects of the WFOE. To the extent that Mr. Qing Lin serves as the executive director of the WFOE and the WFOE or its designees have been authorized to exercise the shareholders’ power of the VIE, Mr. Qing Lin shall, subject to the final decision of China Dredging HK, has the unilateral right over the significant activities of the VIE.

3. Pro Forma Adjustments and Eliminations, page 200

47.	We note your statements that adjustment (h) and (i) are to accrue estimated direct transaction costs of CGEI and CDGC. Since these are estimates, tell us why you believe adjustment (h) and (i) are factually supportable. If they are not factually supportable, please revise accordingly.

The Company respectfully submits that the these adjustment are factually supportable. The Company advises the Staff that these adjustments are based upon engagement letter, actual invoices received up through the date of this Letter and budgeted plans the parties have committed to pursue.

China Dredging Group Co., LTD

Consolidated Statements of Income, page F-3

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48.	Based on your disclosure on page F-45, it appears that a significant portion of your revenue is from customers under control of a common parent company. As such, please disclose related party revenue on the face of your consolidated statement of income. Provide similar disclosure in your consolidated statements of income for the interim period ended June 30, 2012.

With regard to page F-45, no referenced customer is a related company. The term “common parent company” refers to the stated-owned company named China Communications Construction Company Ltd (“CCCC”) which is not CDGC’s parent company. CCCC is a company listed on the Main Board of the Hong Kong Stock Exchange with stock code of 1800.HK. CCCC and its subsidiaries are principally engaged in the design and construction of transportation infrastructure, dredging and heavy machinery manufacturing business. CCCC has four subsidiaries that are important customers of CDGC, as they are its main contractors. CDGC has also included the amount of revenue from this group on the face of its consolidated statement of income.

1.Description of Business and Organization, page F-8

Fujian WangGang is the primary beneficiary of Wonder Dredging, page F-14

49.	We note that you concluded that Fujian WangGang has the power to direct the activities of Wonder Dredging because the powers of attorney give Fujian WangGang all power to control the activities of Wonder Dredging and its subsidiary. Also we note that Qing Lin and Panxing Zhuo, the shareholders of Wonder Dredging, are immediate family members of Xinrong Zhuo, the controlling shareholder of CDGC. In view of the relationship between Mr. Zhuo and the shareholders of the VIE, tell us how you considered whether the powers of attorney and the other agreements entered between Fujian WangGang (the WOFE) and Wonder Dredging (the VIE) and its shareholders are substantive. To help us evaluate your conclusion, please provide us the following information:

The Company considers the VIE agreements to be substantive. The Company believes that it is clear from the agreements that, if operative and enforced, control of the VIE and the economic benefits belong entirely to the WFOE. The agreements provide multiple, redundant layers of protection to ensure that control and economic benefits belong to CDGC.

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The Company believes the agreements to be enforceable. Regarding enforcement of the agreements, the management of the WFOE has a responsibility under PRC law to act pursuant to the decisions of its shareholder which would include enforcing the WFOE’s rights under the VIE agreements. Further, PRC laws protect the rights of the parties of a legal contract to enforce their right underlying such contract. The management of China Dredging HK has a fiduciary responsibility under Hong Kong law to act in the best interests of China Dredging HK and its shareholder in assuring that the WFOE acts in accordance with the interests of China Dredging HK and its shareholder. The directors of CDGC have a fiduciary responsibility under BVI law to act in the best interests of CDGC. Various parties other than management have standing to enforce the adherence to the fiduciary responsibilities.

For the legal owners of Wonder Dredging to divert assets to their own use in violation of the agreements would likely be a criminal act. Changing the agreements would be subject to the WFOE’s, its parent’s and ultimate parent’s final decisions. Subject to the decision of its parent company, the management of the WFOE has the power, although not the right, to amend the agreements to be more favorable to the related party owners. This is not substantively different from the power, although not the right, management would have, if Fujian Service were wholly owned by the WFOE, to sell a 50% interest in Fujian Service to a related party for a nominal price.

i)	how the board of directors of CDGC was appointed and the process for terminating, appointing and compensating board members;

The number of directors who are to serve on the board of CDGC shall be determined by the Board of Directors, subject to a maximum number of seven (7).

The first director or directors were appointed by the registered agent of the CDGC. Thereafter, until such time as the shares of CDGC have been subject to a “Listing” defined in the Memorandum and Articles of Association of CDGC (the "Articles"), the directors shall be appointed and removed by a resolution of directors. After such listing, nominations to the board of directors may be made by the directors or, on behalf of the board of directors, by a nominating committee appointed by the board, and such nominees shall be elected by resolution of members at the annual meeting, or any special meeting of members called for such purpose.

The board may (i) nominate a slate of directors with each director to serve the same term to expire at the next annual meeting, or (ii) at the discretion of the board, nominate directors to serve in separate classes such as, Class A directors. The directors in Class A shall be elected for a term expiring at the first annual meeting. Commencing at the first annual meeting, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of members after their appointment.

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Except as the Articles may otherwise require, in the interim between annual meetings of members or special meetings of members called for the appointment of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. Further, a person shall not be appointed as a director of CDGC unless he has consented in writing to be a director.

Each director holds office until

a)	his disqualification to act as a director under certain sections of Articles on which his office as director shall be automatically terminated if he has not resigned in accordance with Articles;

b)	until the expiration of his term of office and his successors shall have been elected and qualified;

c)	his death;

d)	his resignation; or

e)	the effective date of his removal.

The following are disqualified for appointment as the director of CDGC:

a)	an individual who is under 18 years of age;

b)	a person who is a disqualified person pursuant to the stipulations of the Insolvency Act, 2003

c)	an undischarged bankrupt.

The remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to the CDGC, or other companies in which the CDGC may be interested, shall be fixed by resolution of directors or resolution of members. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the CDGC as shall be approved by resolution of directors or resolution of members.

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j)	whether the board votes on termination of a board member and whether the board member subject to that vote is entitled to vote;

Pursuant to the Articles, each director shall hold office until the effective date of his removal. The Articles provide that until such time as the shares of CDGC have been subject to a Listing (as defined in the Articles), the directors shall be appointed and removed by a Resolution of Directors (as defined in the Articles). The Resolution of Directors may take the form of a Written Resolution or resolution adopted at a meeting of the board of directors. "Written Resolutions" is defined as a resolution of members or directors (as applicable) consented to in writing or by or other written electronic communication, without the need for any notice. A Written Resolution may consist of several documents, including written electronic communications, in like form each signed or assented to by one or more members or directors (as applicable). A Written Resolution shall be passed if so consented by a simple majority of those members or directors (as applicable) entitled to vote on the resolution. A resolution adopted at a meeting of the board of directors require the presence of directors in person of not less than one-third of the total number of directors with a minimum of two as quorum for the meeting of the board of directors. The question put before the board of directors for resolution shall be decided by a majority of votes. There is nothing in the Articles that prohibits the director who is the subject of the removal to vote in the Resolution of Directors. The Articles provide that a director of the company who is interested in a transaction may (a) vote on a matter relating to the transaction (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and (c) sign a document on behalf of the CDGC, or do any other thing in his capacity as a director that relates to the transaction.

k)	how the decisions that most significantly affect the economics of the VIE and its subsidiaries are made;

For major financial and operational decisions, such as purchasing and disposal of vessels, Mr. Qing Lin will first perform feasibility study and then will make a proposal to the CDGC’s board of directors for approval. For revenue, CDGC and the VIE have a list of approved customers, range of acceptable bidding prices and completion periods (within 3 months). These are reviewed periodically Mr. Qing Lin, usually once quarterly. For supplies, CDGC and the VIE have similar controls in place. For the day to day operation, the site management of Fujian Service generates reports on a daily basis regarding the progress of dredging (i.e., volume dredged, percentage completion, costing, etc.) and such reports are sent to the management team of Fujian Service for monitoring.

l)	identify for us the officers of the WFOE and the VIE and tell us how they can be removed and replaced;

According to the Articles of Association of the VIE, the decision making body of the VIE is the board of members, which currently consists of Mr. Qing Lin and Mr. Panxing Zhuo. The executive director and legal representative body of the VIE is Mr. Qing Lin who is appointed by the board of members of the VIE to serve for three years. After such three year term, he may be reappointed by the board of members of the VIE for another three year term. The general manager of VIE is Mr. Qing Lin, who is appointed by the board of members of VIE.

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In June 2010, the VIE executed an irrevocable power of attorney granting to the WFOE or its designees the power to vote, pledge or dispose of all equity interests in Fujian Service that the VIE holds. At the same time, Mr. Qing Lin and Mr. Panxing Zhuo executed irrevocable powers of attorney granting to the WFOE or its designees the power to vote, pledge, or dispose of all equity interests in the VIE, and to appoint directors and senior management of VIE. Pursuant to such power of attorney executed by the VIE and the members of the VIE, the power of appointment of the executive directors and the senior management of the VIE has been granted to the WFOE.

According to the Articles of Association of the WFOE, the executive director and legal representative of the WFOE is Mr. Qing Lin, who is appointed and designated by China Dredging HK, a wholly-owned subsidiary of CDGC. China Dredging HK shall make the decision of the removal or replacement of the executive director of the WFOE. The term of the executive director shall be three years after the appointment by China Dredging HK and he may be reappointed to serve at his office for consecutive terms. The general manager of the WFOE is Mr. Qing Lin, who is appointed by the executive director of the WFOE. The term of the general manager is three years after he is appointed by the executive director and he may be reappointed to serve in such office for consecutive terms.

m)	how the VIE board of directors was appointed and how the directors can be removed or appointed;

Pursuant to the powers of attorney executed by the VIE and the members of VIE, the power of appointment of the executive director /directors of the VIE has been granted to the WFOE.

According to the Articles of Association of the WFOE, the executive director and legal representative of the WFOE is appointed and designated by China Dredging HK, an wholly-owned subsidiary of CDGC. China Dredging HK shall make decisions regarding the removal or replacement of the executive director of the WFOE. The general manager of the WFOE is appointed by the executive director of the WFOE. China Dredging HK has the power to make decisions on the business policies and investment plans of the WFOE. The executive director of the WFOE has the power to make the decisions on the business plans and the investment projects of the WFOE.

n)	describe Mr. Zhuo’s involvement in the purpose and design of the VIE as it was formed, as well as how he can be removed as officer and board member of CDGC, the WOFE and the VIE;

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Mr. Zhuo participated in the overall planning and design of the CDGC VIE structure. This was the first step in the transition from familial management to standardized management.

In respect of removal of Mr. Zhuo as a director of CDGC, see response to Comment 49(j). Mr. Zhuo may be removed as an officer of CDGC by a Resolution of Directors. The Memorandum and Articles of Association of CDGC (“Articles”) provides that an officer shall remain in office until removed from office by the directors, whether or not a successor is appointed. Mr. Zhou is not currently an officer or board member of either the VIE or the WFOE.

o)	any relationship between Mr. Zhuo and vendors, employees and/or others that would significantly impact the VIE operations if he were not involved;

There is no relationship between Mr. Zhuo and vendors, employees and/or others that would significantly impact the VIE operations if he were not involved.

p)	whether there is a suitable replacement for Mr. Zhuo.

Qing Lin would be a suitable replacement for Mr. Zhou.

50.	Further please describe what would happen if the VIE shareholders collectively of individually disagree with the actions of the board of directors of CDGC. In this regard, help us understand in substance what the VIE shareholders could do that the board of directors of CDGC cannot prevent. Provide us with examples of how such disagreements were resolved in the past, if any.

In June 2010, VIE, WFOE and Fujian Service entered into a management agreement, pursuant to which the WFOE has the exclusive right to manage, operate and control the business operations of Fujian Service, including, but not limited to, establishing and implementing policies for management, using all of the assets of Fujian Service, appointing Fujian Service’s directors and senior management, directing Fujian Service to enter into loan agreement, making administrative decisions regarding employee wages or hiring and firing employees and other actions customarily associated with Fujian Service’s senior management and directors of Fujian Service and its subsidiaries.

In June 2010, the VIE executed an irrevocable power of attorney granting to the WFOE or its designees the power to vote, pledge or dispose of all equity interests in Fujian Service that the VIE holds. Additionally, the power of attorney allows the WFOE or its designees to sign and carry out the intentions of the Management Agreement, the Equity Pledge Agreement and the Exclusive Option Agreement. At the same time, Qing Lin and Panxing Zhuo executed irrevocable powers of attorney granting to the WFOE or its designees the power to vote, pledge, or dispose of all equity interests in the VIE, and to appoint directors and senior management of the VIE.

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Pursuant to these agreements and power of attorney, the WFOE has full control of all the business and operations of Fujian Service. Consequently, the shareholders of the VIE are without recourse if they disagree with the actions of the WFOE.

According to the Articles of Association of the WFOE, the executive director and legal representative of the WFOE is appointed and designated by China Dredging HK, the wholly-owned subsidiary of CDGC. China Dredging HK shall make decisions regarding the removal or replacement of the executive director of the WFOE. The general manager of the WFOE is appointed by the executive director of the WFOE. By the corporate governance structure set up by the VIE agreements, the board of CDGC may control the actions of China Dredging HK and, accordingly, control the actions of the WFOE, which is a wholly-owned subsidiary of China Dredging HK.

51.	Please tell us who the legal representative of the VIE is and whether he or she has any unilateral rights over the significant activities of the VIE.

The legal representative of the VIE is Mr. Qing Lin. According to PRC Companies Law, a VIE’s decision making body is the board of members. Because both of the shareholders of the VIE, Mr. Qing Lin and Mr. Panxing Zhuo, as well as Wonder Dredging itself, have granted the WFOE or its designees the right to exercise the shareholders’ power of the VIE, Mr. Qing Lin does not have unilateral rights over the significant activities of the VIE in his positions as its legal representative or shareholder.

However, Mr. Qing Lin is the executive director and legal representative of the WFOE. He is appointed and designated by China Dredging HK, the wholly-owned subsidiary of CDGC. According to the Articles of Association of the WFOE, China Dredging HK shall make decisions regarding the removal of the executive director of the WFOE. Further, China Dredging HK has the power to make decisions or business policy and investment plans for the WFOE. Mr. Qing Lin, as the executive director of the WFOE, has the power to direct the business planning and the investment projects of the WFOE. To the extent that Mr. Qing Lin serves as the executive director of the WFOE and the WFOE, or its designees, have been authorized to exercise the shareholders’ power of the VIE, Mr. Qing Lin shall, subject to the final decision of China Dredging HK, have the unilateral rights over the significant activities of the VIE.

16. Certain Risks and Concentrations, page F-45

52.	Tell us who the major customers are and their relationship with your parent company.

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Changes in response to the Staff’s Comment have been made to page F-45 of the Amended Schedule 14A.

Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

Statement of Cash Flows for the Six Months Ended June 30, 2012 and 2011, page F-120

Cash flows from financing activities, page F-120

53.	Please explain what is included in your line items called, “Net increase (decrease) in due to related parties, net of reception in form of notes receivables,” and “Proceeds from term loans, net of amount received subsequent to period-end and accounted for as term loan Note 1 – Summary of Operation, Basis of Presentation and Summary of Significant Accounting Policies, page F-121

“Net increase (decrease) in due to related parties, net of receipt in form of notes receivables” for the six months ended June 30, 2012 was calculated as increase of “due to related parties” of $18.1 million (from $24.1 million as of December 31, 2011 to $42.2 million as of June 30, 2012), subtracting increase of “notes receivable” of $11.1 million (from $0 as of December 31, 2011 to $11.1 million as of June 30, 2012), resulting in $7.0 million ($0.1 million difference from $6.9 million presented on cash flows statement was caused by foreign currency translation). Several related companies transferred banker’s acceptances to Pingtan Fishing so Pingtan Fishing could use them as collateral to secure bank loans. Upon receipt of these banker’s acceptances, Pingtan Fishing debited “notes receivable” and credited “due to related parties”. Because no cash was received when receiving the banker’s acceptances from related parties, they were excluded from the calculation of cash provided by investing activities. This information has been added as a non-cash financing activity included in the supplementary information to the statement of cash flows for the nine months ended September 30, 2011 and 2012.

“Proceeds from term loans, net of amount received subsequent to period-end and accounted for as term loan principal receivable” for the six months ended June 30, 2012 was calculated as increase of “short-term loans” of $8.8 million (from $21.7 million as at December 31, 2011 to $30.5 million as of June 30, 2012), adding addition of long-term loans of $26.6 million, subtracting increase of “term loan principal receivable” of $4.9 million, resulting in $30.5 million. This amount then grossed up with $30.9 million “Repayment of short-term loans” of the period to reach the $61.4 million presented on the cash flows statement. As disclosed in Note 3 to the financial statements, Pingtan Fishing did not receive $4.9 million in long-term loan principal before June 30, 2012 due to cash transfer delays; however, the lending bank has recorded the release of the loan and started to accrue interest. This uncollected loan principal was excluded from the cash flow statement.

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(h) Notes Receivable, Accounts Receivable and Other Receivables, page F-122

54.	We note, that notes receivables increased by $11.1 million from December 31, 2011. We also note your statement that, “notes receivable represents bankers’ acceptances that have been arranged with third-party financial institutions.” However, we are still unclear as to what is included in notes receivables and why it increased from zero to $11.1 million. Please explain.

Notes receivable represent banker’s acceptances. They are originated from sales of goods and rendering of services between related parties of Pingtan Fishing (Pingtan Fishing itself was not involved). Banker’s acceptance notes are interest-free, with a maturity of six months and their payments are guaranteed by respective banks. As explained in response to Comment No. 53, related parties which were in possession of these banker’s acceptances transferred them to Pingtan Fishing (legal transfer), so Pingtan Fishing could use them as collateral to secure bank loans. Upon receipt of these banker’s acceptances, Pingtan Fishing debited “notes receivable” and credited “due to related parties”.

55.	Please disclose how much is included in your allowance for doubtful accounts. Disclose why you believe your allowance for doubtful accounts is appropriate.

Changes in response to the Staff’s Comment have been made to page F-122 of the Amended Schedule 14A.

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The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad Reed Smith LLP

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